UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

So-Young International Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.0005 per share

(Title of Class of Securities)

83356Q108**

(CUSIP Number)

Xing Jin

Beauty & Health Holdings Limited

Tower E, Ronsin Technology Center

No. 34 Chuangyuan Road

Chaoyang District, Beijing, 100012

People's Republic of China

+86 (10)-8790-2012

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 83356Q108 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Stock Market LLC under the symbol “SY.” Each 13 ADSs represent 10 Class A ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons Xing Jin

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,767,692 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,767,692(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,767,692 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 17.7% (2) The voting power of the shares beneficially owned represent 83.2% of the total outstanding voting power.

14	Type of Reporting Person IN

(1)            Represents (i) 3,767,692 Class A ordinary shares directly held by Mr. Xing Jin, and (ii) 12,000,000 Class B ordinary shares held by Beauty & Health Holdings Limited, a company incorporated in the British Virgin Islands and controlled by Mr. Xing Jin. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to thirty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)            The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of January 5, 2024.

1	Name of Reporting Persons Beauty & Health Holdings Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,000,000 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 12,000,000 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 13.4%.(2) The voting power of the shares beneficially owned represent 82.3% of the total outstanding voting power.

14	Type of Reporting Person CO

(1)            Represents 12,000,000 Class B ordinary shares directly held by Beauty & Health Holdings Limited.

(2)            The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of January 5, 2024.

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A ordinary shares of So-Young International Inc., a Cayman Islands company (the “Issuer”), whose principal executive offices are located at Tower E, Ronsin Technology Center, No. 34 Chuangyuan Road, Chaoyang District, Beijing, 100012, People's Republic of China.

The ordinary shares of the Issuer consist of Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares, par value $0.0005 each. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The ADSs of the Issuer are listed on The Nasdaq Stock Market under the symbol “SY.” Every 13 ADSs represent 10 Class A ordinary shares of the Issuer.

Item 2.	Identity and Background

(a): This Schedule 13D is being filed by Mr. Xing Jin and Beauty & Health Holdings Limited (the “Reporting Persons,” and each, a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

(b), (c), and (f): Mr. Jin is the chairman of the board of directors and the chief executive officer of the Issuer. Mr. Jin is a citizen of the People’s Republic of China. The principal business address of Mr. Jin is Tower E, Ronsin Technology Center, Chaoyang District, Beijing, People’s Republic of China.

Beauty & Health Holdings Limited is a company incorporated in the British Virgin Islands. Beauty & Health Holdings Limited is controlled by Xing Jin. The registered address of Beauty & Health Holdings Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Beauty & Health Holdings Limited are set forth on Schedule A hereto and are incorporated herein by reference.

(d) and (e): During the last five years, neither the Reporting Person nor or (a) any partner, executive officer or director of any Reporting Person, (b) any person controlling any Reporting Person or (c) any partner, executive officer or director of any person ultimately in control of any Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 4 is incorporated herein by reference. The Class A ordinary shares were issued to Mr. Jin upon the vesting of the restricted share units granted to him by the Issuer in connection with his employment with the Issuer.

Item 4.	Purpose of Transaction

On January 5, 2024, the compensation committee of the Issuer has approved to grant, and the Issuer has granted to Mr. Jin, the chairman of the board of directors and the chief executive officer of the Issuer, 2,923,077 restricted share units of the Issuer (the “Restricted Share Units”), each representing the right to receive one Class A ordinary share of the Issuer upon vesting. The vesting of the Restricted Share Units are subject to certain pre-agreed performance target of the Issuer. The Restricted Share Units were granted to Mr. Jin to recognize and reward his contribution to the Issuer and to incentivize him to lead the Issuer to greater business results as the Issuer explores new business initiatives. The Restricted Share Units have been vested on the same day, and the Issuer issued 2,923,077 Class A ordinary shares to Mr. Jin.

To better align the Issuer’s long-term strategies and the shareholders’ interests, Mr. Jin has agreed not to sell more than one-third of the total Class A ordinary shares issued upon the vesting of the Restricted Share Units in each year ending December 31, 2024, 2025 and 2026.

Except as set forth in this Statement or in the transaction documents described herein and other than, in the case of Mr. Jin, potential future receipt of awards that may be granted under the Issuer’s share incentive plan, neither the Reporting Persons, nor to the best of their knowledge, any person named in Schedule A hereto, has any present plans or proposals to acquire additional securities of the Issuer. Each of the Reporting Persons and the person named in Schedule A hereto intends to review its shareholding on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b): Items 7 through 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference. Such information is based upon on an aggregate of 89,247,946 ordinary shares (being the sum of 77,247,946 Class A ordinary shares and 12,000,000 Class B ordinary shares, including (i) Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of the Issuer and (ii) Class A ordinary shares underlying ADSs repurchased by the Issuer that had not been cancelled) of the Issuer as of January 5, 2024 as a single class. The percentage of voting power is calculated by dividing the voting power of the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of January 5, 2024.

(c): The information in Item 3 and Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, there have been no transactions by the Reporting Person or the Scheduled Persons in the securities of the Issuer during the past sixty days.

(d): Except as set forth in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A and Class B ordinary shares beneficially owned by the Reporting Person.

(e): Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2024

XING JIN

/s/ Xing Jin

BEAUTY & HEALTH HOLDINGS LIMITED

By:	/s/ Xing Jin
Name:	Xing Jin
Title:	Director

Sole Director of Beauty & Health Holdings Limited

The name of the sole director of Beauty & Health Holdings Limited and their principal occupations is set forth below. The business address of the sole director is Tower E, Ronsin Technology Center, Chaoyang District, Beijing, People’s Republic of China.

Name	Position with Envision	Present Principal Occupation	Citizenship
Directors:
Xing Jin	Director	Chairman of the board of directors and the chief executive officer of So-Young International Inc.	People’s Republic of China